FORUM FUNDS II
THREE CANAL PLAZA, SUITE 600
PORTLAND, MAINE 04101
207-347-2000

January 3, 2024

EDGAR FILING

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Forum Funds II (the “Trust” or “Registrant”) File Nos. 333-188521/811-22842 Request to Withdraw Registration Statement on Form N-1A - Post-Effective Amendment No. 174 (“PEA No.174”)

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of PEA No. 174 to its registration statement on Form N-1A (File Nos. 333-188521/811-22842), initially filed on November 17, 2023 (Accession No. 0001398344-23-020844).

Registrant hereby confirms that no securities have been or will be sold pursuant to PEA No. 174 and submits that a withdrawal of PEA No. 174 is consistent with the public interest and the protection of investors.

If you have any questions or comments concerning the foregoing, please contact me at (207) 347-2076 or by email at zac.tackett@apexgroup.com.

Sincerely,

FORUM FUNDS II

/s/ Zachary R. Tackett
Zachary R. Tackett,
President
Forum Funds II